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February 14, 2007

U.S. Global Investors Funds
7900 Callaghan Road
San Antonio, TX 78229

RE: FUND EXPENSE CAPS

This is to confirm and acknowledge that U.S. Global Investors, Inc. hereby agrees to limit total operating expenses of the Global Emerging Markets Fund to not exceed the 2.5% of average net assets set forth below on an annualized basis through February 28, 2008.

Sincerely,

/s/ Frank E. Holmes
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Frank E. Holmes
Chief Executive Officer